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[LOGO]

                                    March 20, 2001


VIA FACSIMILE
AND FEDERAL EXPRESS

Alexander Evans, Esq.
United States Securities and Exchange
  Commission
450 Fifth Street, N.W.
Mail Stop 3-5
Washington, D.C. 20549-0305

     Re: Application of Emissions Testing, Inc. ("Emissions Testing") under
         Rule 477 for Withdrawal of Registration Statement on Form S-1, and Amendments Nos. 1, 2 and 3 thereto (collectively, the "Registration Statement")
         File No. 333-47082
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Dear Mr. Evans:

     This letter is the application of Emissions Testing to withdraw the above-referenced Registration Statement under the provisions of Rule 477.

     We are withdrawing the Registration Statement because of insufficient broker-dealer and investor interest. As you may recall, we planned to sell our securities through a broker-dealer network to be developed by Emissions Testing. Unfortunately, we have been unable to develop such a network. The broker-dealers with whom we met declined to participate in our offering, citing the negative market conditions that now exist and the absence of investor interest in initial public offerings of small companies. Accordingly, on March 19, 2001, our board of directors passed a resolution, instructing management to withdraw the Registration Statement.

     We note that no securities were sold in connection with this offering. We also note that Emissions Testing may undertake a subsequent private offering in reliance upon Rule 155(c),

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Alexander Evans, Esq.
March 20, 2001
Page 2


though no final decision has been made in that regard. We are applying to withdraw the Registration Statement prior to its effectiveness.

     We respectfully request that the Commission grant our application to withdraw. We understand that this application will be deemed granted upon filing unless, within 15 calendar days after we file this application, the Commission notifies us that our application will not be granted. We also understand that the withdrawn Registration Statement, together with this application, will remain in the Commission's public files under Rule 477(d).

     Should you have any questions concerning this application, please contact our counsel, Mr. Thomas J. Stalzer at Epstein Becker & Green, P.C., 3399 Peachtree Road, Suite 1400, Atlanta, Georgia 30326; Telephone: (404) 812-5680; Facsimile: (404) 812-5699. Once again, we wish to thank you and your colleagues for all of your help and assistance in this matter.



                                                 Sincerely,

                                                 EMISSIONS TESTING, INC.

                                                 /s/ RICHARD A. PARLONTIERI

                                                 Richard A. Parlontieri
                                                 President/CEO/Member, Board
                                                 of Directors

RAP/cmp
cc: Sidney Brown, Board Member (Via Facsimile)
    William L. Ross, Board Member (Via Facsimile)
    Richard D. Downey, Board Member (Via Facsimile)
    Thomas J. Stalzer, Esq.(Via Facsimile)